BUTTERFIELD TO ACQUIRE GLOBAL TRUST SOLUTIONS
BUSINESS FROM DEUTSCHE BANK

HAMILTON, BERMUDA- 25 October 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield”)
(NYSE: NTB | BSX: NTB.BH) today announced that it has entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. Terms of the agreement were not disclosed.
Upon completion of the transaction, which is subject to regulatory approvals, Butterfield will take over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients. Butterfield is also offering positions to all employees who are fully dedicated to GTS in the Cayman Islands, Guernsey, Switzerland, Singapore and Mauritius. This will ensure continuity of service for clients.
Butterfield will partner with Deutsche Bank to provide trust solutions to the bank’s clients on an ongoing basis.
Michael Collins, Butterfield’s Chairman and Chief Executive Officer said: “Trust is a core business for us, and the acquisition of the Deutsche Bank Global Trust Solutions business enables us to add scale and professional bench strength to our trust operations in Switzerland, Guernsey and Cayman. It also provides us with a physical presence in Asia, which we view as a growth market for Butterfield. We look forward to welcoming GTS clients and staff to Butterfield and to the development of new business from an ongoing partnership with Deutsche Bank’s Wealth Management team.”
Fabrizio Campelli, Deutsche Bank’s Global Head of Wealth Management, said: “Butterfield is a well-known leader in the trust industry and we look forward to working with them to provide our clients with a broader product offering. The divestiture represents an important step in our strategy of simplifying our business and positioning Wealth Management for growth in our core markets.”
Butterfield has been providing trust and fiduciary services to international clients for more than 80 years. Its award winning trust business comprises over 200 professionals, based in The Bahamas, Bermuda, the Cayman Islands, Guernsey and Switzerland, who provide estate and succession planning services, efficient coordination of family affairs, and administration of complex holding structures for a wide variety of financial and non-financial assets. As of 30 September 2017, Butterfield Trust had Assets Under Administration of approximately USD 95.2 billion.
The transaction is expected to close in the first half of 2018.
-ENDS-

Notes to Editors:

About Deutsche Bank Wealth Management division
With client assets of around EUR 299 billion (as at June 30, 2017), Deutsche Bank’s Wealth Management business is one of the largest asset managers worldwide. We offer affluent clients a broad range of traditional and alternative investment solutions, as well as comprehensive advice on all aspects of Wealth Management.

Forward-Looking Statements:
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About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:

Butterfield:                        Deutsche Bank:
Mark Johnson                        Don Hunter
Vice President, Group Head of Communications            Phone: +44 20 754 14120
The Bank of N.T. Butterfield & Son Limited            Cellular: +44 7827820054
Phone: +1 (441) 299 1624                    E-mail : don.hunter@db.com
Cellular: +1 (441) 524 1025
Fax: +1 (441) 295 3878                    Adrian Cox
E-mail: mark.johnson@butterfieldgroup.com            Phone : +44 20 754 17775
Cellular: +44 7789 086427
E-mail : adrian.cox@db.com